

Mail Stop 4631

June 1, 2010

<u>Via U.S. mail</u>

Mac McConnell
Senior Vice President and Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont Drive
Houston TX 77040

> **Re: DXP Enterprises, Inc.**
> **Registration Statement on Form S-3**
> **Filed on May 6, 2010**
> **File No. 333-166582**

Dear Mr. McConnell:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Description of Debt Securities, page 4</u>

1. Please revise the first sentence of the introductory paragraph to clarify that the disclosure discusses the "material" terms and provisions of the debt securities. Use of the word "certain" implies that there could be material provisions that you have chosen not to discuss. In addition please revise the third paragraph to remove the statement that the disclosure in this section does "not purport to be complete". Please also comply with this comment with respect to the introductory paragraph under the "Preferred Stock" discussion on page 7.

2. Please revise the disclosure in the second introductory paragraph to remove the implication that investors are not entitled to rely on the disclosure in the prospectus. Please also comply with this comment in the first introductory paragraph under "Description of Warrants" on page 10.

3. We also note the statement in the third paragraph that the summaries of the "certain" provisions under both indentures are "qualified in their entirety by reference to" the Trust Indenture Act of 1939. Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C.

Legal Matters, page 12

4. Please include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Item 16. Exhibits, page 14

5. Please ensure that each exhibit is filed as a separate exhibit on EDGAR. We note that other than exhibits 4.2 and 4.3, the rest of the exhibits are included at the end of the registration statement. Please revise accordingly in your next amendment.

Exhibit 5.1 – Opinion of Fulbright & Jaworski L.L.P.

6. Please explain the significance of the assumptions set forth in paragraph (a)(iv) on the fourth page of the legal opinion, since it is unclear how these assumptions affect the enforceability of counsel's opinion.

7. We note counsel's statements in paragraphs (b) and (c), including the statement that counsel does not express any opinion with respect to the legality, validity, enforceability or binding effect of certain indemnities and rights of contribution provisions to the extent that they are prohibited by public policy. Please tell us supplementally why these matters are not already covered by the exceptions to the general principles of equity set forth in paragraph (a)(iii) of the opinion. We may have additional comments upon review of your response.

*   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Laura J. McMahon, Esq. (Via Facsimile @ (713) 651-5246)
Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, TX 77010